**Dreyfus New York Tax Exempt Money Market Fund**
Statement of Investments
February 28, 2006 (Unaudited)

| Tax Exempt Investments--99.3% | Principal Amount ($) | Value ($) |
|---|---|---|
| Albany Industrial Development Agency, | | |
| Civic Facility Revenue: | | |
| (Albany College of Pharmacy) | | |
| 3.22% (LOC; TD Banknorth, N.A.) | 4,000,000 a | 4,000,000 |
| (Renaissance Corp. of Albany Project) | | |
| 3.24% (LOC; M&T Bank) | 3,000,000 a | 3,000,000 |
| Allegany County Industrial Development Agency, | | |
| Civic Facility Revenue (Houghton College Project) | | |
| 3.28% (LOC; Key Bank) | 4,800,000 a | 4,800,000 |
| Babylon Industrial Development Agency, IDR | | |
| (Lambro Industries Inc. Project) | | |
| 3.22% (LOC; Bank of America) | 680,000 a | 680,000 |
| Broome County Industrial Development Agency, | | |
| Civic Facility Revenue | | |
| (James G Johnston Memorial Project) | | |
| 3.20% (LOC; The Bank of New York) | 1,205,000 a | 1,205,000 |
| Chautauqua County Industrial Development Agency, | | |
| Civic Facility Revenue | | |
| (United Cerebral Palsy Project) | | |
| 3.28% (LOC; Key Bank) | 1,095,000 a | 1,095,000 |
| Colonie Industrial Development Agency, IDR | | |
| (13 Green Mount Drive Project) | | |
| 3.30% (LOC; HSBC Bank USA) | 130,000 a | 130,000 |
| Dutchess County Industrial Development Agency, | | |
| Civic Facility Revenue (Marist College Civic Facility) | | |
| 3.18% (LOC; The Bank of New York) | 6,585,000 a | 6,585,000 |
| Erie County Industrial Development Agency: | | |
| Civic Facility Revenue: | | |
| (Community Services Disabled Project) | | |
| 3.28% (LOC; Key Bank) | 3,040,000 a | 3,040,000 |
| (DePaul Community Facilities Inc. Project) | | |
| 3.28% (LOC; Key Bank) | 1,415,000 a | 1,415,000 |
| (People Inc. Project) | | |
| 3.28% (LOC; Key Bank) | 2,585,000 a | 2,585,000 |
| (United Cerebral Palsy Association Project) | | |
| 3.28% (LOC; Key Bank) | 795,000 a | 795,000 |
| IDR | | |
| (Luminescent System Inc. Project) | | |
| 3.30% (LOC; HSBC Bank USA) | 4,345,000 a | 4,345,000 |
| Erie County Tobacco Asset Securitization Corporation, | | |
| Tobacco Settlement Funded Revenue | | |
| 3.26% (Liquidity Facility; Merrill Lynch | | |
| and LOC; Merrill Lynch) | 5,085,000 a,b | 5,085,000 |
| Fayetteville-Manlius Central School District, | | |
| GO Notes, BAN 4.18%, 11/3/2006 | 725,620 | 729,360 |
| Herkimer County Industrial Development Agency, | | |
| Civic Facility Revenue | | |
| (Templeton Foundation Project) 3.28% (LOC; Key Bank) | 2,035,000 a | 2,035,000 |
| Lancaster Industrial Development Agency, IDR | | |
| (Lancaster Steel Service Project) | | |
| 3.24% (LOC; M&T Bank) | 940,000 a | 940,000 |
| Lindenhurst Union Free School District, GO Notes, | | |
| TAN 3.50%, 6/22/2006 | 5,000,000 | 5,002,055 |
| Long Island Power Authority, | | |
| Electric System Revenue | | |
| 2.93% (LOC; Bayerische Landesbank) | 4,200,000 a | 4,200,000 |
| Monroe County Industrial Development Agency: | | |
| Civic Facility Revenue | | |
| (YMCA of Greater Rochester Project) | | |
| 3.23% (LOC; M&T Bank) | 2,500,000 a | 2,500,000 |
| IDR: | | |
| (2883 Associates LP) 3.25% | | |
| (LOC; HSBC Bank USA) | 1,370,000 a | 1,370,000 |
| (Axelrod Realty Partnership) 3.71%, 6/1/2006 | | |
| (LOC; JPMorgan Chase Bank) | 520,000 | 520,000 |
| (Mercury Print Productions Inc. Facility) 3.36% | | |
| (LOC; M&T Bank) | 345,000 a | 345,000 |
| (National Development Council) 3.44%, 6/15/2006 | | |
| (LOC; HSBC Bank USA) | 650,000 | 650,000 |
| Municipal Assistance Corporation for the City of New York | | |
| Sales Tax Revenue 6.13%, 7/1/2006 | 250,000 c | 253,170 |
| Nassau County Industrial Development Agency, | | |
| Civic Facility Revenue | | |
| (North Shore Hebrew Academy Project) | | |
| 3.15% (LOC; Comerica Bank) | 5,080,000 a | 5,080,000 |
| Nassau County Tobacco Settlement Corporation, Revenue | | |
| 3.26% (Liquidity Facility; Merrill Lynch) | 5,000,000 a,b | 5,000,000 |
| New York City: | | |
| 2.93% (LOC; KBC Bank) | 1,200,000 a | 1,200,000 |
| 3.24% (Liquidity Facility; Dexia Credit Local) | 2,470,000 a,b | 2,470,000 |
| 3.24% (LOC; Merrill Lynch) | 5,000,000 a,b | 5,000,000 |
| GO Notes: | | |
| 3.98%, 8/1/2006 | 100,000 | 100,409 |
| 3.98%, 8/1/2006 | 200,000 | 201,360 |
| 4.37%, 8/1/2006 (Insured; FGIC) | 125,000 | 125,665 |
| 4.58%, 8/1/2006 | 100,000 | 100,491 |
| 4.97%, 8/1/2006 | 1,000,000 | 1,007,989 |
| 4.97%, 8/1/2006 (Insured; MBIA) | 200,000 | 201,311 |
| 5.07%, 8/1/2006 (Insured; MBIA) | 100,000 | 100,738 |
| (Putters Program) | | |
| 3.22% (Insured; XLCA and Liquidity Facility; | | |
| JPMorgan Chase Bank) | 1,000,000 a,b | 1,000,000 |
| New York City Industrial Development Agency: | | |
| Civic Facility Revenue: | | |
| (2000 Jewish Community Center) | | |
| 3.24% (LOC; M&T Bank) | 4,900,000 a | 4,900,000 |
| (Abraham Joshua Heschel Project) | | |
| 3.22% (LOC; Allied Irish Banks) | 2,000,000 a | 2,000,000 |
| (Convent Sacred Heart School) | | |
| 3.22% (LOC; Allied Irish Banks) | 3,650,000 a | 3,650,000 |
| (Ethical Culture School Project) | | |
| 3.20% (Insured; XLCA and Liquidity Facility; | | |
| Dexia Credit Locale) | 4,165,000 a | 4,165,000 |
| (Mercy College Project) | | |
| 3.20% (LOC; Key Bank) | 2,300,000 a | 2,300,000 |
| (Village Community School Project) | | |
| 3.20% (LOC; M&T Bank) | 1,160,000 a | 1,160,000 |
| IDR: | | |
| (Novelty Crystal Corp.) | | |
| 3.25% (LOC; Commerce Bank) | 3,725,000 a | 3,725,000 |
| (Swak Realty LLC Project) | | |
| 3.33% (LOC; The Bank of New York) | 1,010,000 a | 1,010,000 |
| New York City Municipal Water Finance Authority, | | |
| Water and Sewer Systems Revenue: | | |
| 3.18% (LOC; Dexia Credit Local) | 7,900,000 a | 7,900,000 |
| CP 3.12%, 4/13/2006 (Liquidity Facility: | | |
| Dexia Credit Local and JPMorgan Chase Bank) | 5,000,000 | 5,000,000 |
| New York City Transitional Finance Authority, | | |
| Revenue (New York City Recovery) | | |
| 2.94% (Liquidity Facility; JPMorgan Chase Bank) | 6,000,000 a | 6,000,000 |
| New York Counties Tobacco Trust II, Tobacco Settlement Revenue | | |
| 3.26% (Liquidity Facility; Merrill Lynch) | 4,760,000 a,b | 4,760,000 |
| New York Counties Tobacco Trust III, Tobacco Settlement Revenue | | |
| 3.26% (Liquidity Facility; Merrill Lynch) | 6,580,000 a,b | 6,580,000 |
| New York Local Government Assistance Corporation, | | |
| Sales Tax Revenue, Refunding | | |
| 5.86%, 4/1/2006 (Insured; AMBAC) | 200,000 | 200,452 |
| New York State, GO Notes | | |
| 2.98%, 3/15/2006 | 2,845,000 | 2,845,535 |
| New York State Dormitory Authority: | | |
| College and University Revenue | | |
| (Mount Saint Mary College) 3.24% (Insured; Radian and | | |
| Liquidity Facility; Citizens Bank of Massachusetts) | 7,300,000 a | 7,300,000 |
| Health Care Facilities Revenue | | |
| (Mount Sinai Health) 3.24% (Liquidity | | |
| Facility; Merrill Lynch) | 2,100,000 a,b | 2,100,000 |
| Income Tax Revenue | | |
| (State Personal Income Tax): | | |
| 3.20% (Insured; AMBAC and Liquidity Facility; | | |
| Morgan Stanley) | 5,000,000 a,b | 5,000,000 |
| 4.06%, 3/15/2006 | 100,000 | 100,026 |
| New York State Housing Finance Agency, Revenue: | | |
| (Nursing Home and Health Care Project) | | |
| 4.60%, 11/1/2006 (Insured; MBIA) | 150,000 | 150,928 |
| (Sea Park West Housing) 3.18% (Insured; FHLMC | | |
| and Liquidity Facility; FHLMC) | 3,450,000 a | 3,450,000 |
| New York State Thruway Authority, | | |
| Fuel Sales Tax Revenue (Highway and Bridge Trust Fund) | | |
| 5.35%, 4/1/2006 (Insured; FGIC) | 250,000 | 250,456 |
| New York State Urban Development Corporation, | | |
| Income Tax Revenue (Personal Income Tax) 4.48%, 3/15/2006 | 200,000 | 200,151 |
| Newburgh Industrial Development Agency, | | |
| MFHR 3.31% (Liquidity Facility; Merrill Lynch) | 3,160,000 a,b | 3,160,000 |
| Northport-East Northport Union Free School District, GO Notes, | | |
| TAN 3.95%, 6/30/2006 | 2,850,000 | 2,860,887 |
| Oswego County Industrial Development Agency, | | |
| Civic Facility Revenue | | |
| (Springside at Seneca Hill) | | |
| 3.28% (LOC; M&T Bank) | 2,835,000 a | 2,835,000 |
| Otsego County Industrial Development Agency, | | |
| Civic Facility Revenue: | | |
| (Saint James Retirement Community Project) | | |
| 3.23% (LOC; M&T Bank) | 2,410,000 a | 2,410,000 |
| (Templeton Foundation Project) | | |
| 3.28% (LOC; Key Bank) | 3,800,000 a | 3,800,000 |

| | | |
|---|---|---|
| Port Authority of New York and New Jersey, | | |
| Transportation Revenue, CP: | | |
| 3.15%, 3/7/2006 (Liquidity Facility; Landesbank | | |
| Hessen-Thuringen Girozentrale) | 3,000,000 | 3,000,000 |
| 3.20%, 7/12/2006 (Liquidity Facility; Landesbank | | |
| Hessen-Thuringen Girozentrale) | 5,000,000 | 5,000,000 |
| 3.23%, 7/13/2006 (Liquidity Facility; Landesbank | | |
| Hessen-Thuringen Girozentrale) | 5,000,000 | 5,000,000 |
| 3.24%, 7/13/2006 (Liquidity Facility; Landesbank | | |
| Hessen-Thuringen Girozentrale) | 3,000,000 | 3,000,000 |
| Port Chester Industrial Development Agency, IDR | | |
| (40 Pearl Street LLC) | | |
| 3.23% (LOC; The Bank of New York) | 3,890,000 a | 3,890,000 |
| Putnam County Industrial Development Agency, | | |
| Civic Facility Revenue (United Cerebral Palsy) | | |
| 3.25% (LOC; Commerce Bank) | 2,300,000 a | 2,300,000 |
| Rensselaer County Industrial Development Agency: | | |
| Civic Facility Revenue | | |
| (The Sage Colleges Project) | | |
| 3.24% (LOC; M&T Bank) | 2,580,000 a | 2,580,000 |
| Senior Housing Revenue | | |
| (Brunswick Senior Housing Project) | | |
| 3.05% (LOC; FHLB) | 4,540,000 | 4,540,000 |
| Riverhead Industrial Development Agency, | | |
| MFHR 3.28% (Liquidity Facility; Goldman Sachs and LOC; | | |
| IXIS Corporate and Investment Bank) | 2,600,000 a,b | 2,600,000 |
| Rockland County Industrial Development Agency, | | |
| IDR: | | |
| (Intercos America Inc. Project) | | |
| 3.30% (LOC; HSBC Bank USA) | 3,990,000 a | 3,990,000 |
| (Jawonio Inc. Project) | | |
| 3.18% (LOC; The Bank of New York) | 4,535,000 a | 4,535,000 |
| Sachem Central School District of Holbrook, GO Notes, TAN | | |
| 3.69%, 6/22/2006 | 8,000,000 | 8,023,868 |
| Seneca County Industrial Development Agency, | | |
| Civic Facility Revenue | | |
| (Kidspeace National Centers of New York Project) | | |
| 3.28% (LOC; Key Bank) | 1,830,000 a | 1,830,000 |
| Suffolk County Industrial Development Agency: | | |
| Civic Facility Revenue: | | |
| (Guide Dog Foundation Inc.) | | |
| 3.18% (LOC; The Bank of New York) | 3,410,000 a | 3,410,000 |
| (Hampton Day School Civic Facility) | | |
| 3.19% (LOC; JPMorgan Chase Bank) | 2,840,000 a | 2,840,000 |
| IDR (Belmont Villas LLC Facility) | | |
| 3.25% (Insured; FNMA and Liquidity Facility; FNMA) | 6,000,000 | 6,000,000 |
| Research Facility Revenue | | |
| (Cold Spring Harbor Laboratory Project) | | |
| 3.03% (LOC JPMorgan Chase Bank) | 1,000,000 a | 1,000,000 |
| Syracuse Industrial Development Agency, | | |
| Civic Facility Revenue | | |
| (Community Development Properties-Larned Project) | | |
| 3.24% (LOC; M&T Bank) | 2,500,000 a | 2,500,000 |
| Tobacco Settlement Financing Corporation of New York, Revenue | | |
| (Tobacco Settlement Asset Backed) | | |
| 3.96%, 6/1/2006 | 1,725,000 | 1,729,367 |
| Ulster County Industrial Development Agency, IDR | | |
| (Deluxe Packaging Corp. Project) 3.35% | | |
| (LOC; National Bank of Canada) | 2,500,000 a | 2,500,000 |
| Westchester County Industrial Development Agency, | | |
| Civic Facility Revenue: | | |
| (Banksville Independent Fire Co. Inc. Civic Facility) | | |
| 3.18% (LOC; The Bank of New York) | 1,000,000 a | 1,000,000 |
| (Jacob Burns Film Center Project) | | |
| 3.19% (LOC; The Bank of New York) | 4,165,000 a | 4,165,000 |
| (Northern Westchester Hospital) | | |
| 3.21% (LOC; Commerce Bank) | 4,500,000 | 4,500,000 |
| Refunding (Rye Country Day School Project) | | |
| 3.20% (LOC; Allied Irish Banks) | 4,800,000 a | 4,800,000 |
| (Westchester Arts Council, Inc. Project) | | |
| 3.19% (LOC; Wachovia Bank) | 3,200,000 a | 3,200,000 |
| Westchester Tobacco Asset Securitization Corporation, | | |
| Tobacco Settlement Asset-Backed Revenue: | | |
| 3.26% (Liquidity Facility; Merrill Lynch) | 5,050,000 a,b | 5,050,000 |
| 3.26% (Liquidity Facility; Merrill Lynch) | 4,300,000 a,b | 4,300,000 |
| | | |
| **Total Investments** (cost $265,989,218) | **99.3%** | **265,989,218** |
| | | |
| **Cash and Receivables (Net)** | **.7%** | **1,996,139** |
| | | |
| **Net Assets** | **100.0%** | **267,985,357** |

Summary of Abbreviations

| | |
|---|---|
| **ACA** | American Capital Access |
| **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company |
| **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes |
| **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance |
| **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company |
| **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty |
| **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation |
| **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue |
| **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company |
| **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank |
| **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association |
| **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes |
| **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association |
| **GO** | General Obligation |
| **HR** | Hospital Revenue |
| **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation |
| **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit |
| **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue |
| **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue |
| **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue |
| **RAC** | Revenue Anticipation Certificates |
| **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants |
| **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes |
| **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue |
| **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency |
| **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes |
| **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes |
| **XLCA** | XL Capital Assurance |

Notes to Statements of Investments:

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these
     securities amounted to $52,105,000 or 19.4% of net assets.
c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are
     prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay
     principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.


Securities valuation policies and other investment related disclosures are hereby incorporated by
reference to the annual and semi annual reports previously filed with the Securities and
Exchange Commission on Form N-CSR.